Issuer Free Writing Prospectus
Registration Statement No. 333-146063
Dated September 14, 2007
Filed Pursuant to Rule 433
FOR IMMEDIATE RELEASE:
September 14, 2007
USEC’s American Centrifuge Lead Cascade Test Program Begins
•	First group of centrifuge machines operating in a cascade configuration

•	Initial test results consistent with predictions by USEC analytical models

•	Lead Cascade operations are another step in ongoing integrated testing program
     BETHESDA, Md. — USEC Inc. (NYSE: USU) successfully commenced operating American Centrifuge machines in a cascade configuration in late August at its demonstration facility in Piketon, Ohio. Operation of the machines in a cascade configuration is an important step in the Company’s ongoing integrated testing program.
     The data obtained from these initial tests were consistent with predictions of the Company’s analytical models regarding the product assays generated and the separative work unit (SWU) performance achieved. These initial tests validated the feasibility of closed-loop cascade operations and demonstrated the capability of the American Centrifuge technology to produce low enriched uranium at commercial product assay levels.
     “Moving to the next phase of our integrated test program is a crucial step in the process toward deploying the American Centrifuge Plant,” said John K. Welch, USEC president and chief executive officer. “During this phase, we expect to meet the key objectives that we’ve set out for the Lead Cascade test program.
     “I want to congratulate our American Centrifuge team and our strategic suppliers and thank them for their intense efforts and long hours as we enter this important phase of the project. We will reap a great deal of data from these operations that we believe will go a long way towards making the commercial American Centrifuge Plant a success,” Welch said.
     The Lead Cascade test program is being conducted within an existing building that will house the commercial plant in Piketon. In a centrifuge enrichment facility, a cascade is a group of centrifuge machines connected in a series and parallel arrangement to achieve an intended isotope separation capability. The Lead Cascade prototype machines will provide valuable information for the final development of the machines that will be deployed in the commercial plant, which are referred to as the AC100 series.
     The Company expects the Lead Cascade test program will continue for an extended period at a variety of operating conditions and configurations to aid in confirming design parameters for the AC100 machines, to provide further reliability data, and to provide additional training to operators and technicians. USEC believes the data from the Lead Cascade test program will position it to meet the October 2007 milestone with the U.S. Department of Energy for progress of the American Centrifuge program.

USEC Begins Lead Cascade Operations

     The Lead Cascade test program is intended to achieve a number of key objectives:
•	Providing information on machine-to-machine interactions and integrated efficiency of the full cascade;

•	Demonstrating the capability of the cascade to generate product assays in a range useable by commercial nuclear power plants;

•	Confirming the design and performance of the centrifuge machine and cascade support systems;

•	Verifying cascade performance models under various operating conditions;

•	Providing information on the performance of centrifuge components over time; and

•	Giving operators and technicians hands-on experience assembling, operating and maintaining the machines.
     Over the past several weeks, the American Centrifuge team has been operating and testing individual machines at our American Centrifuge Demonstration Facility. During the tests, uranium hexafluoride gas was gradually introduced in individual machines to approximately two-thirds of planned operating inventory, and then the machines were transitioned to a closed-loop cascade configuration. USEC will continue testing, increase the number of machines in the cascades we test and gradually increase the gas flow to 100 percent of planned operating inventory.
     The license issued by the U.S. Nuclear Regulatory Commission for the demonstration facility specifies that the machines be operated in a closed-loop configuration where the uranium gas is enriched, depleted and re-combined in a repetitive cycle. The demonstration facility license permits test samples of enriched uranium to be withdrawn. The ability to separate uranium isotopes is tested by analyzing these samples.
     “Starting the Lead Cascade test program is another step by USEC in our effort to reduce our risk profile in 2007,” Welch said. “We obtained a construction and operating license for the American Centrifuge Plant in April, started construction activities in May, entered into a long-term power purchase agreement in June and began major procurement of key components of the plant this summer.”
     On a parallel path, USEC continues work on the commercial plant in Piketon. In recent weeks, USEC has entered into important contracts for key components of the centrifuge machines. USEC’s American Centrifuge strategic suppliers include Alliant Techsystems Inc., BWX Technologies, Inc., Fluor Corporation and Honeywell International. USEC is working toward beginning commercial plant operations in late 2009 and having approximately 11,500 machines deployed in 2012, which would provide about 3.8 million SWU per year of production based on current estimates of machine output and plant availability. With the focus now shifting to building the commercial plant, much of the Company’s spending on the project going forward will be capitalized.
     USEC Inc., a global energy company, is a leading supplier of enriched uranium fuel for commercial nuclear power plants.

USEC Begins Lead Cascade Operations

Forward Looking Statements
     This document contains “forward-looking statements” — that is, statements related to future events. In this context, forward-looking statements may address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “will” and other words of similar meaning. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. For USEC, particular risks and uncertainties that could cause our actual future results to differ materially from those expressed in our forward-looking statements include, but are not limited to: the success of the demonstration and deployment of our American Centrifuge technology including our ability to meet our performance targets, target cost estimate and schedule for the American Centrifuge Plant and our ability to secure required external financial support; changes in existing restrictions on imports of Russian enriched uranium, including the imposition of duties on imports of enriched uranium under the Russian Contract; pricing trends in the uranium and enrichment markets and their impact on our profitability; changes to, or termination of, our contracts with the U.S. government and changes in U.S. government priorities and the availability of government funding; the impact of government regulation; the competitive environment for our products and services; changes in the nuclear energy industry; and other risks and uncertainties discussed the registration statement and prospectus supplements filed today with the Securities and Exchange Commission (SEC) and subsequent reports filed with the SEC. Revenue and operating results can fluctuate significantly from quarter to quarter, and in some cases, year to year. We do not undertake to update our forward-looking statements except as required by law.
     USEC Inc. has filed a registration statement (including a prospectus dated Sept 14, 2007 and preliminary prospectus supplements dated Sept 14, 2007) with the SEC for its offering of shares of its common stock and convertible debt securities and will file with the SEC final prospectus supplements for each such offering. Before you invest in either offering, you should read the prospectus in that registration statement as well as the relevant prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Copies of the prospectus and preliminary prospectus supplements relating to the offerings may also be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Prospectus Department (212-902-1171); Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department (4th Floor); or through Wachovia Securities’ Prospectus Department, 375 Park Avenue, New York, NY 10152, or by e-mail at equity.syndicate@wachovia.com
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